October 17, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:     Robert S. Littlepage, Larry Spirgel

RE:
Portfolio Recovery Associates, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Quarter Ended June 30, 2014
Filed August 6, 2014
Response date October 3, 2014
File No. 000-50058

Ladies and Gentlemen:

Portfolio Recovery Associates, Inc. (the “Company”) received from the Staff of the Securities and Exchange Commission (the “Commission”) a comment letter dated October 9, 2014 from Larry Spirgel of the Commission to Kevin P. Stevenson of the Company relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 filed with the Commission on February 28, 2014 (the “Form 10-K”) and the Company’s Form 10-Q for the Quarter Ended June 30, 2014 filed with the Commission on August 6, 2014 (the “Form 10-Q”).  The comment letter requested a response within ten business days by providing the requested information or advising the Staff as to when the Company will provide the requested response. The Company hereby requests a ten business day extension to the original ten business day period, until November 6, 2014, in order to respond to the Staff’s comments.  The Company believes it needs the additional time because the Company is currently closing out its quarter and preparing for a meeting of the board of directors.  The Company does not anticipate requiring more than the additional ten business days to respond to the Staff’s comments.

Thank you for your cooperation and attention to this matter.

Portfolio Recovery Associates, Inc.

/s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer